Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 29, 2012 relating to the consolidated financial statements and financial statement schedule of Franklin Electric Co., Inc. and subsidiaries (the “Company”)(which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's change in its method of accounting for all of its inventories that used the last-in, first-out (“LIFO”) method to the first-in, first-out (“FIFO”) method effective January 2, 2011), and the effectiveness of the Company's internal control over financial reporting, appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
May 4, 2012